Tivic Health Systems, Inc.

47865 Lakeview Blvd.

Fremont, CA 94538

(888) 276-6888

July 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Tivic Health Systems, Inc.
Registration Statement on Form S-1, as amended
File No. 333-287853

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tivic Health Systems, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-287853), to become effective on Wednesday, July 30, 2025, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Christopher L. Tinen, Esq. of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration. Please contact Mr. Tinen at (858) 910-4809 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, Tivic Health Systems, Inc. By: /s/ Jennifer Ernst Name: Jennifer Ernst Title: Chief Executive Officer

cc:        Christopher L. Tinen, Snell & Wilmer L.L.P.